Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

NOTICE OF ANNUAL MEETING OF LIMITED PARTNERS

TO BE HELD ON AUGUST 10, 2016

NOTICE IS HEREBY given that the 2016 Annual Meeting (the “Meeting”) of the limited partners (the “Limited Partners”) of KNOT Offshore Partners LP (the “Partnership”) will be held on August 10, 2016, at 12:00 p.m. UK time, at 2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom for the following purposes, which are more completely set forth in the accompanying proxy statement:

To consider and vote upon the following proposals:

1.	To elect Simon Bird as a Class III Director of the Partnership whose term will expire at the 2020 Annual Meeting of Limited Partners (“Proposal 1”); and

2.	To transact other such business as may properly come before the Meeting or any adjournment or postponement thereof.

Adoption of Proposal 1 requires the affirmative vote of a plurality of the common units of the Partnership represented at the Meeting.

The Board of Directors of the Partnership (the “Board”) has fixed the close of business on July 11, 2016 as the record date for the determination of the Limited Partners entitled to receive notice and vote at the Meeting or any adjournment or postponement thereof.

Pursuant to the Partnership’s First Amended and Restated Agreement of Limited Partnership dated April 15, 2013, certain holders of the Partnership’s common units may be prohibited from voting all or a portion of their common units at the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR COMMON UNITS BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY CARD THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order of the Board

/s/ John Costain

John Costain

Chief Executive Officer and Chief Financial Officer

Dated: July 12, 2016

KNOT OFFSHORE PARTNERS LP

2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom

PROXY STATEMENT

FOR

ANNUAL MEETING OF LIMITED PARTNERS

TO BE HELD ON AUGUST 10, 2016

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the members of the board of directors (each, a “Director” and collectively, the “Board”) of KNOT Offshore Partners LP, a Marshall Islands limited partnership (the “Partnership”), for use at the Partnership’s 2016 Annual Meeting (the “Meeting”) of its limited partners (the “Limited Partners”) to be held at 2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom, on August 10, 2016 at 12:00 p.m. UK time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Limited Partners. This Proxy Statement and the accompanying form of proxy are expected to be mailed to Limited Partners entitled to vote at the Meeting on or about July 22, 2016.

VOTING RIGHTS AND OUTSTANDING UNITS

On July 11, 2016 (the “Record Date”), the Partnership had outstanding 27,194,094 common units, representing limited partner interests in the Partnership (the “Common Units”), and 558,674 general partner units. Each Limited Partner of record at the close of business on the Record Date, subject to certain limitations discussed below and as set forth in the Partnership’s First Amended and Restated Agreement of Limited Partnership dated April 15, 2013 (the “Limited Partnership Agreement”), is entitled to one vote for each Common Unit then held. Limited Partners holding Common Units representing at least 33 1/3% of the Common Units outstanding present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Partnership prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposal set forth on the Notice of Annual Meeting of Limited Partners.

Holders of the Common Units that are persons (including individuals, entities, partnerships, trusts and estates) that are residents of Norway for purposes of the Tax Act on Income and Wealth (“Norwegian Resident Holders”) will not be eligible to vote in the election of the elected directors (the “Elected Directors”). Common Units held by Norwegian Resident Holders are not considered to be outstanding with respect to the voting of Common Units in the election of the Elected Directors. The voting rights of any Norwegian Resident Holders will effectively be redistributed pro rata among the remaining holders of the Common Units.

The Common Units are listed on the New York Stock Exchange under the symbol “KNOP.”

REVOCABILITY OF PROXIES

A Limited Partner giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Chief Executive Officer and Chief Financial Officer of the Partnership at the Partnership’s principal executive office, 2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom, a written notice of revocation by a duly executed proxy bearing a later date or by attending the Meeting and voting in person.

PROPOSAL

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PROPOSAL 1—ELECTION OF CLASS III DIRECTOR

In accordance with the Limited Partnership Agreement, the Board consists of three Directors (the “Appointed Directors”) appointed by KNOT Offshore Partners GP LLC, a Marshall Islands limited liability company and the Partnership’s general partner (the “General Partner”), and four Directors who are elected by the holders of the Common Units (the “Elected Directors”).

As provided in the Partnership Agreement, the Appointed Directors serve as directors for terms determined by the General Partner. The four Elected Directors are divided into four classes serving staggered terms. The Board has nominated Simon Bird, a Class III Director, for election as a director whose term would expire at the 2020 Annual Meeting of the Partnership.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the person named in the enclosed proxy intends to vote the Common Units authorized thereby FOR the election of the following nominee. It is expected that such nominee will be able to serve, but if before the election it develops that such nominee is unavailable, the person named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.

NOMINEE FOR ELECTION TO THE PARTNERSHIP’S BOARD OF DIRECTORS

Information concerning the nominee for election to the Board as the Class III Director is set forth below:

Name	Age	Position
Simon Bird	57	Class III Director

Certain biographical information about the nominee is set forth below.

Simon Bird has served on our board of directors since May 2015 when he was appointed by the Elected Directors to fill John Costain’s vacancy. Mr. Bird is currently Director Humber for Associated British Ports, a board role, having taken up this position in September 2015. Mr. Bird previously served as the Chief Executive of Bristol Port Company from 2000 until August 2015. From 1997 to 1999, Mr. Bird served as Commercial Director at Mersey Docks & Harbour Company plc. From 1995 to 1997 he was Joint Managing Director and Executive Director at International Water Ltd. Prior to 1995, Mr. Bird held various positions at British Aerospace plc, Thorn EMI plc, Philips, the Royal Navy and Her Majesty’s Diplomatic Service. Mr. Bird holds an honorary commission in the Royal Naval Reserve.

Required Vote: Approval of Proposal 1 requires the affirmative vote of the plurality of the votes cast by holders of the outstanding Common Units present in person or represented by proxy at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

EFFECT OF ABSTENTIONS

Abstentions will not affect the vote on Proposal 1.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Partnership. Solicitation on behalf of the Board will be made primarily by mail, but holders of the Common Units may be solicited by telephone, e-mail, other electronic means or personal contact. Copies of materials for the Meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners and will also be available on the Partnership’s website at www.knotoffshorepartners.com.

ANNUAL REPORT AND OTHER MATERIAL FOR MEETING

The Partnership’s Annual Report on Form 20-F for the year ended December 31, 2015 (the “Annual Report”) and copies of the materials for the Meeting are available on the Partnership’s website at www.knotoffshorepartners.com. Any holder of Common Units may receive a hard copy of the Annual Report free of charge upon request by writing to us at: 2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Meeting other than that stated in the Notice of Annual Meeting of Limited Partners. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

/s/ John Costain

John Costain

Chief Executive Officer and Chief Financial Officer

July 12, 2016

Aberdeen, Aberdeenshire

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